[redacted]

09057951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 65924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewAlliance Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Church Street 7th Floor
(No. and Street)

New Haven, Connecticut 06510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Newman (203) 784-5168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite2400 Hartford, Connecticut 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President

Title

Kathleen H Bowery

Notary Public Commission expires 1/31/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. (the "Company") at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2009

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 7,568,335	$ 6,940,235
Deposit with clearing broker	56,540	55,691
Total cash and cash equivalents	7,624,875	6,995,926
Securities owned, at fair value	19,434	16,329
Accrued income receivable	702,393	268,545
Fixed assets	53,761	83,629
Receivable from Parent	4,767	-
Goodwill	752,798	737,420
Customer relationship intangible	1,128,734	1,256,516
Other assets	61,148	42,555
Total assets	$ 10,347,910	$ 9,400,920
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 428,773	$ 400,390
Payable to Parent	-	156,526
Accrued income taxes payable to Parent	191,684	500,431
Deferred tax liability	400,758	439,781
Total liabilities	1,021,215	1,497,128
Shareholder's equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	3,215,705	3,215,705
Retained earnings	6,060,990	4,638,087
Total shareholder's equity	9,326,695	7,903,792
Total liabilities and shareholder's equity	$ 10,347,910	$ 9,400,920

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions - fixed annuity income	$ 3,922,755	$ 1,398,899
Commissions - investment security product sales	2,755,552	4,174,442
Asset management income	754,815	828,053
Commissions - insurance product sales	521,815	577,249
Other income	42,709	72,550
Total revenues	7,997,646	7,051,193
Expenses		
Salaries, wages and benefits	4,946,773	4,218,079
Occupancy and equipment	126,940	179,778
Fees and services	305,606	320,252
Advertising	82,885	73,956
Office supplies	83,651	97,029
Amortization of customer relationship intangible	127,782	106,484
Other operating expense	88,968	90,503
Total expenses	5,762,605	5,086,081
Income before provision for income taxes	2,235,041	1,965,112
Provision for income taxes	812,138	835,172
Net income	$ 1,422,903	$ 1,129,940

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2008 and 2007

Balance at December 31, 2006	$ 4,773,852
Shareholder's contribution	2,000,000
Net income	1,129,940
Balance at December 31, 2007	7,903,792
Net income	1,422,903
Balance at December 31, 2008	$ 9,326,695

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 1,422,903	$ 1,129,940
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	40,799	45,613
Amortization of customer relationship intangible	127,782	106,484
Changes in assets and liabilities:		
(Increase) decrease in securities owned	(3,105)	94,313
(Increase) decrease in accrued income receivable	(433,848)	90,566
(Increase) decrease in receivable from Parent	(4,767)	1,844
(Increase) decrease in other assets	(57,506)	126,073
Increase in accrued expenses and other liabilities	12,894	128,922
(Decrease) increase in payable to Parent	(156,526)	156,526
(Decrease) increase in accrued income taxes	(308,746)	160,182
Net cash provided by operating activities	639,880	2,040,463
Cash flows from investing activities		
Net cash paid for acquisition	-	(1,660,900)
Purchase of fixed assets	(10,931)	(5,156)
Net cash used in investing activities	(10,931)	(1,666,056)
Cash flows from financing activities		
Proceeds from Parent's contribution	-	2,000,000
Net cash provided by financing activities	-	2,000,000
Net increase in cash and cash equivalents	628,949	2,374,407
Cash and cash equivalents at beginning of year	6,995,926	4,621,519
Cash and cash equivalents at end of year	$ 7,624,875	$ 6,995,926
Supplemental disclosure of cash flow information		
Income taxes paid during the year	$ 1,166,078	$ 918,547

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
NewAlliance Investments, Inc. (the "Company"), a wholly-owned subsidiary of NewAlliance Bank (the "Bank" or the "Parent"), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 23 states. The Company was approved as a registered broker-dealer by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD), on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Bank. Products and services include the offering and sale of equity and debt securities, mutual funds and options. The Company also engages in the sale of life, health and disability insurance as well as fixed and variable annuity products. The Company also performs asset management services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of FINRA and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and while not exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, the Company's reserve requirement has been zero.

Use of Estimates in Preparation of Financial Statements
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations
On March 5, 2007, the Company completed its acquisition of Connecticut Investment Management, Inc. ("CIMI"), a registered investment advisory firm, for $2.0 million in cash. At December 31, 2006 CIMI had approximately $190.0 million in assets under management.

The following table summarizes the acquisition of CIMI:

		Balance at Acquisition Date		Transaction Related Items		
	Acquisition Date	Assets	Equity	Goodwill	Identifiable Intangibles	Cash Paid
Connecticut Investment Management, Inc.	3/5/2007	$ 950,603	$ 651,677	$ 737,420	$ 1,363,000	$ 2,000,000

The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations.* Accordingly, the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired.

Cash and Cash Equivalents
Cash and cash equivalents consist of the amounts held at the Bank and other financial institutions.

Cash Segregated Under Federal Regulations
As of December 31, 2008 and December 31, 2007, there were no funds deposited by customers or funds accruing to customers as a result of trades or contracts. Therefore, while the Company is not exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, the Company's reserve requirement has been zero.

Securities
Securities owned are recorded on trade date and marked to market at the end of the month and consists of a CD and a mutual fund which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. Fair values are based upon quoted market prices.

Goodwill and Identifiable Intangible Assets
The assets (including identifiable intangible assets) and liabilities acquired in a business combination are recorded at fair value at the date of acquisition. Goodwill is recognized for the excess of the acquisition cost over the fair values of the net assets acquired and is not subsequently amortized. Identifiable intangible assets are subsequently amortized on a straight-line basis, over their estimated lives. Management assesses the recoverability of goodwill at least annually and all intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value an impairment charge is recorded to income.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from five to seven years.

Commissions
The Company earns commissions for execution of securities, mutual funds and insurance transactions. Commission income and related expenses are recorded on a settlement date basis. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and the combined Connecticut State income tax return filed by NewAlliance Bank. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using NewAlliance Bank's statutory rates. In accordance with a tax-sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the total taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 7 contains detailed information about the Company's income taxes.

2. Securities Owned

Securities owned consist of the following as of December 31:

	2008	2007
Mutual funds	$ -	$ 6,329
Certificate of deposit	19,434	10,000
	$ 19,434	$ 16,329

3. Fixed Assets

Fixed assets consist of the following as of December 31:

	2008	2007
Furniture and equipment	$ 267,842	$ 266,739
Computer hardware	236,182	234,807
Computer software	28,757	28,757
	532,781	530,303
Less: Accumulated depreciation	(479,020)	(446,674)
	$ 53,761	$ 83,629

4. Goodwill and Identifiable Intangible Assets

The changes in the carrying amount of goodwill and identifiable intangible assets for the year ended December 31, 2008 are summarized as follows:

	Goodwill	Customer Relationships
Balance, December 31, 2006	$ -	$ -
Connecticut Investment Management, Inc. acquisition	737,420	1,363,000
Amortization expense	-	(106,484)
Balance, December 31, 2007	737,420	1,256,516
Other adjustments	15,378	-
Amortization expense	-	(127,782)
Balance, December 31, 2008	$ 752,798	$ 1,128,734

Estimated amortization expense for the year ending:

2009	$ 127,782
2010	127,782
2011	127,782
2012	127,782
Thereafter	617,606

The components of identifiable intangible assets are as follows:

	Original Recorded Amount	Cumulative Amortization	Balance December 31, 2008
Customer relationship intangible	$ 1,363,000	$ 234,266	$ 1,128,734

5. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 12.50% of aggregate indebtedness. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

The FINRA requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $3,166,979 and $3,422,728 with the Bank on December 31, 2008 and 2007, respectively. Allowable cash is limited to $417,656 and $368,057 on December 31, 2008 and 2007, respectively. Nonallowable cash in the net capital computation is the total cash deposit at the Bank less the allowable portion, or $2,749,323 and $3,054,671 on December 31, 2008 and 2007, respectively.

The Company had net capital for regulatory purposes of $4,414,470 and $2,606,836 on December 31, 2008 and 2007, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was .1406 to 1 and .4056 to 1 at December 31, 2008 and 2007, respectively, well below the regulatory minimum of 15 to 1.

6. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Bank. The Agreement stipulates that the Company is obligated to reimburse the Bank for Shared Expenses based on the actual cost of the product or service shared, allocated between the parties based on their percentage of use. The Bank allocates these expenses on a monthly basis. Amounts expensed, but not yet paid by the Company, are recognized as a payable to the Bank on the statement of financial condition. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially. Expenses covered under the agreement include compensation, occupancy, advertising, equipment, legal, supplies and other expenses.

The Bank also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. Additionally, the Company did not incur any charges for participating in the Bank's employee benefit programs in 2008 and 2007. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

7. Income Taxes

The provision for income taxes for the years ended December 31, 2008 and 2007 consists of the following:

	2008	2007
Current		
Federal	$ 766,179	$ 687,789
State	45,959	147,383
	812,138	835,172
Deferred		
Federal	-	-
State	-	-
Provision for income taxes	$ 812,138	$ 835,172

The Company had a deferred tax liability of $400,758 and $439,781 at December 31, 2008 and 2007, respectively. This deferred tax liability relates to the customer relationship intangible asset recognized in connection with the CIMI acquisition. The Company has no material permanent differences, so the Company's effective tax rate approximates the statutory rate it pays its Parent per an executed tax sharing agreement. The tax sharing agreement calls for the payment of both the federal and state statutory rates. The Company settles taxes with the Parent Company on a current basis.

8. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2008 and 2007, uninsured cash and cash equivalent balances aggregated $7,374,875 and $6,895,926, respectively.

Pursuant to its agreement with a clearing broker, the Company would be financially responsible to compensate the clearing broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The clearing broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $50,000 held with the clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008 and 2007, the Company had recorded no liabilities with regard to the right.

9. Commitments and Contingencies

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial conditional and results of operations of the Company.

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2008 and 2007 **Schedule I**

Net capital		
Capital	$	9,326,695
Less nonallowable assets:		
Cash		2,749,323
Fixed assets		53,761
Accrued income receivable		75,000
Prepaid expenses		27,874
Receivable from Parent		4,767
Other assets		33,274
Customer relationship intangible		1,128,734
Goodwill		752,798
Net capital before haircuts		4,501,164
Haircuts		86,694
Net capital		4,414,470
Less net capital requirement (greater of $77,557 (12.5% of aggregate indebtedness) or $250,000)		250,000
Net capital in excess of requirements	$	4,164,470

Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

Total liabilities	$	1,021,215
Exclusions from aggregate indebtedness (deferred tax liability)		(400,758)
Aggregate indebtedness	$	620,457
Ratio of aggregate indebtedness to net capital		14.06 %

There are no differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2008.

NewAlliance Investments, Inc.

(A wholly-owned subsidiary of NewAlliance Bank)

Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5 December 31, 2008 and 2007

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Index
December 31, 2008 and 2007

Page(s)

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors of
NewAlliance Investments, Inc.

In planning and performing our audit of the financial statements of NewAlliance Investments, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009